Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
July 29, 2008
Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re: Van Kampen Equity Trust-
Post-Effective Amendment No. 70
to the Registration Statement on Form N-1A
(the “Registration Statement”)
(File Nos. 333-08122 and 811-04805)
Dear Mr. Greene:
     Thank you for your telephonic comments regarding Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the “Commission”) by Van Kampen Equity Trust (the “Registrant”) on May 30, 2008 pursuant to Rule 485(a) of the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “General Rules and Regulations”). On behalf of the Registrant, and its series (“Funds”), we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. We have not included comments which we resolved in the course of our conference call with you. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 71 to the Registrant’s Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) of the General Rules and Regulations via EDGAR on or about July 29, 2008.
Comments to the Statement of Additional Information

Comment 1	In the “Investment Objectives, Investment Strategies and Risks — When-Issued and Delayed-Delivery Transactions” section, if appropriate, disclose whether and under what circumstances the Funds will make use of separate accounts when engaging in when-issued or delayed-delivery transactions.

Response 1	The current disclosure states that “[w]hen a Fund is buyer in [a when-issued or delayed delivery transaction,] it will segregate cash and/or liquid securities having an aggregate value at least equal to the amount of such purchase commitments until payment is made.” Thus, the Registrant believes that additional disclosure is not necessary.

Comment 2	In the “Investment Restrictions” section, for each Fund with the restriction stating that the fund shall not “invest more than 25% of its assets in a single industry, provided, however, that this limitation excludes shares of other open-end investment companies owned by the fund but includes the fund’s pro rata portion of securities and other assets owned by any such company,” if such reference to open-end investment companies refers at all to unaffiliated open-end investment companies, please supplementally explain how such funds would monitor the italicized portion of this restriction.

Response 2	Van Kampen Mid Cap Growth Fund is the only current Fund that has such a fundamental investment restriction. Such Fund does not currently intend to invest in shares of unaffiliated investment companies and does not currently hold any shares of unaffiliated investment companies.

Comment 3	In the “Investment Restrictions” section, for each Fund with the restriction stating that the Fund shall not “issue senior securities, borrow money from banks or enter into reverse repurchase agreements with banks in excess of 33 1/3% of the Fund’s total assets . . .” Please supplementally explain the consistency of this restriction with the 1940 act.

Response 3	Section 18(f)(1) of the 1940 Act states that “it shall be unlawful for any registered open-end company to issue any class of senior security or to sell any security of which it is the issuer, except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company...”. Each applicable Fund’s restriction permits such Fund to borrow from banks up to the limits of Section 18(f)(1).

Comment 4	In the “Investment Restrictions” section, for each Fund with the restriction stating that the fund shall not “purchase or sell physical commodities unless acquired as a result of ownership of securities of other instruments; provided that this section shall not prohibit the Fund from . . . investing in securities or other instruments backed by physical commodities . . .”. Please supplementally explain the nature of “physical commodities” in the italicized disclosure.

Response 4	Such physical commodities would typically refer to food, grains, metals, each of which is interchangeable with another product of the same type. While the Funds subject to this restriction will not buy or sell such physical commodities in compliance with such restriction, the restriction would permit such Funds to invest in securities or other instruments in which such physical commodity is an underlying component.

Comment 5	In the “Investment Restrictions” section, for each Fund that has an investment restriction stating that the Fund will not “invest in any security if, as a result, 25% or more of the value of the Fund’s total assets taken at market value at the time of such investment, are in the securities of issuers in any particular industry except(a) excluding securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or securities of state and municipal governments or their political subdivisions.” Please delete the word “excluding.”

Response 5	The Funds, as applicable, have deleted the word “excluding,” as requested.

Comment 6	In the “Investment Restrictions — Mid Cap Growth Fund” section, restriction number three states that the Fund shall not “issue senior securities, borrow money from banks or enter into reverse repurchase agreements in the aggregate in excess of 3 1/3% of the Fund’s total assets.” Please verify that the limit of 3 1/3% is correct.

Response 6	The Registrant has corrected the typographical error and revised such limit to 33 1/3%.

Comment 7	In the “Investment Restrictions” section, restrictions of certain Funds state that such fund shall not “invest more than 25% of the value of its assets in any one industry . . . .” Add additional disclosure to state that the fund complies with the staff’s position that a concentration policy applies to investments of 25% or more.

Response 7	The Funds believe that such concentration policies are consistent with Instruction 4 to Item 4(b)(1) on Form N-1A. Additionally, the section entitled “Investment Restrictions — Non-Fundamental Policies” states that such Funds have each adopted an operating policy that it shall not “invest 25% or more of the value of its assets in any one industry . . .” . Thus, the Funds do not believe that additional disclosure is necessary.

Comment 8	In the “Fund Management — Other Accounts Managed by the Portfolio Managers” section, please consider reformatting the information so that it is presented in tabular format.

Response 8	The Registrant respectfully acknowledges the comment, but believes that the current format meets the current requirements of Item 15(a) of Form N-1A and opts to keep the disclosure as currently presented.
*     *     *
     In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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